EXHIBIT 99.1

Brookfield Announces Reset Dividend Rate on its Series 32 Preference Shares

All amounts in Canadian dollars unless otherwise stated.

BROOKFIELD, NEWS, Sept. 01, 2023 (GLOBE NEWSWIRE) -- Brookfield Corporation (NYSE: BN, TSX: BN) (“Brookfield”) today announced that it has determined the fixed dividend rate on its Cumulative Class A Preference Shares, Series 32 (“Series 32 Shares”) (TSX: BN.PF.A) for the five years commencing October 1, 2023 and ending September 30, 2028.

If declared, the fixed quarterly dividends on the Series 32 Shares during the five years commencing October 1, 2023 will be paid at an annual rate of 6.744% ($0.4249644 per share per quarter).

Holders of Series 32 Shares have the right, at their option, exercisable not later than 5:00 p.m. (Toronto time) on September 15, 2023, to convert all or part of their Series 32 Shares, on a one-for-one basis, into Cumulative Class A Preference Shares, Series 33 (the “Series 33 Shares”), effective September 30, 2023. The quarterly floating rate dividends on the Series 33 Shares will be paid at an annual rate, calculated for each quarter, of 2.90% over the annual yield on three-month Government of Canada treasury bills. The actual quarterly dividend rate in respect of the October 1, 2023 to December 31, 2023 dividend period for the Series 33 Shares will be 2.03081% (8.057% on an annualized basis) and the dividend, if declared, for such dividend period will be $0.5077025 per share, payable on December 31, 2023.

Holders of Series 32 Shares are not required to elect to convert all or any part of their Series 32 Shares into Series 33 Shares.

As provided in the share conditions of the Series 32 Shares, (i) if Brookfield determines that there would be fewer than 1,000,000 Series 32 Shares outstanding after September 30, 2023, all remaining Series 32 Shares will be automatically converted into Series 33 Shares on a one-for-one basis effective September 30, 2023; and (ii) if Brookfield determines that there would be fewer than 1,000,000 Series 33 Shares outstanding after September 30, 2023, no Series 32 Shares will be permitted to be converted into Series 33 Shares. There are currently 11,750,299 Series 32 Shares outstanding.

The Toronto Stock Exchange (“TSX”) has conditionally approved the listing of the Series 33 Shares effective upon conversion. Listing of the Series 33 Shares is subject to Brookfield fulfilling all the listing requirements of the TSX.

About Brookfield Corporation

Brookfield Corporation (NYSE: BN, TSX: BN) is focused on compounding capital over the long term to earn attractive total returns for our shareholders. Today, our capital is deployed across three businesses – Asset Management, Insurance Solutions and our Operating Businesses, generating substantial and growing free cash flows, all of which is underpinned by a conservatively capitalized balance sheet.

For more information, please contact:

Communications & Media	Investor Relations
Kerrie McHugh Hayes	Linda Northwood
Tel: (212) 618-3469	Tel: (416) 359-8647
Email: kerrie.mchugh@brookfield.com	Email: linda.northwood@brookfield.com